Exhibit 22
GUARANTOR SUBSIDIARIES OF TREEHOUSE FOODS, INC.
The following subsidiaries of TreeHouse Foods, Inc. (the "Issuer") are guarantors of the Issuer's 2028 Notes:

Name of Guarantor Subsidiary		Jurisdiction of Formation
1	Bay Valley Foods, LLC	Delaware
2	Cottage Bakery, Inc.	California
3	Harris Tea Company LLC	Delaware
4	Linette Quality Chocolates, Inc.	Georgia
5	Pickles Manufacturing LLC	Delaware
6	Protenergy Holdings, Inc.	Delaware
7	Protenergy Natural Foods, Inc.	Delaware
8	Ralcorp Frozen Bakery Products, Inc.	Delaware
9	Refrigerated Dough, Inc.	Delaware
10	Southern Tea, LLC	Delaware
11	Sturm Foods, Inc.	Wisconsin
12	TreeHouse Foods Services, LLC	Delaware
13	TreeHouse Private Brands, Inc.	Missouri